FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 2012

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated June 1, 2012 – Total Voting Rights
2.	Press release dated June 7, 2012 – Computex: ARM Executive Vice President Simon Segars states “Mobile Technology is Driving the Next-Generation of Mobile Computing”
3.	Press release dated June 12, 2012 – Directors'/PDMRs' shareholding
4.	Press release dated June 18, 2012 – New ARM Mali-450 MP Graphics Processor Provides Next-generation Graphics Performance for Smart-TV and Smartphone Applications

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2012

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 31st May 2012 consists of 1,376,978,206 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,376,978,206.

The above figure 1,376,978,206 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2

Computex: ARM Executive Vice President Simon Segars states “Mobile Technology is Driving the Next-Generation of Mobile Computing”

•	ARM has 95% market share of the tablet market
•	ARM on course to achieve >50% graphics market share in Android tablets with Mali GPUs
•	Gartner estimates that the global tablet market will be >118 million units in 2012, a 98% increase from 2011 sales of 60 million units

What: ARM Board Member and executive vice president, Simon Segars discussed this week at Computex 2012 how mobile technology will drive the next-generation of mobile computing. He also highlighted that more than 95 % of the global tablet market is based on ARM Cortex™ processors, and that ARM is on course to achieve more than 50 % of graphics market share in Android tablets with its Mali™ graphics processing units (GPUs).

During his keynote at Computex he outlined the needs of the next Billion people who will connect to the Internet via mobile devices, as opposed to legacy PC technology. He also emphasized that this post-PC era has been heralded by many innovative products from a broad ecosystem of ARM partners who are using their expertise in mobile and the freedom of the ARM architecture to drive the mobile computing space. Users are demanding the mobile experience and manufacturers are able to quickly respond to this demand designing on ARM architecture.

Gartner estimates that the global tablet market will be more than 118 million units in 2012*, a 98% increase from 2011 sales of 60 million units.. With 25M+ Android tablets in 2011 the operating system will increase to between 50-60M devices shipped in 2012. Over 30% of the 2011 tablet market originates from Chinese manufacturers, as rapid innovation in the ecosystem is accelerating adoption.

At Computex ARM is featured in key technology that will drive the mobile computing and tablet markets, including:

•
NEWS: Mitac’s new range of ARM processor-based servers, based on technology from Marvell and Canonical, that are able to provide peak performance with outstanding power efficiency, and are optimized for today’s emerging cloud  applications - link

•	NEWS: 10.1” ASUS Tablet 600 (Windows RT) featuring the ARM Cortex-A9 MPCore™ processor-based quad-core NVIDIA® Tegra® 3 processor - link
•	NEWS: Qualcomm Snapdragon S4 processor Windows RT demo based on ARM technology - link
•	NEWS: Toshiba shows off first Windows RT prototypes: convertibles, sliders, and tablets - link
•
TREND: New category of PC, which makes mobile computing accessible to more people than ever before, such as those in developing nations. This includes platforms, such as Raspberry Pi, FXI’s Cotton Candy, the Android-based Mele A1000 and the Linux-based MK802 micro-PC that range from $35USD to $199USD

Why: The growth of the tablet market has featured new, innovative designs from a broad set of industry players and has revolutionized mobile computing, bringing affordable mobile technology to the mainstream computing market. The ARM business model, featuring a broad ecosystem of Partners, and experience in energy-efficient processor design has defined the mobile experience and enabled the growth of this new market. By providing industry-leading energy-efficient processing and graphics performance, ARM is enabling developers to create differentiated products to deliver the services consumers are demanding and is defining the computing experience.

The emergence of the tablet market has seen the development of a number of new manufacturers alongside the main global players, each offering a differentiated service based on ARM technology. The rise of local Chinese manufacturers like SmartQ, Haier, Meizu, Coby, GOMA, Hasee, Ramos, Ainol illustrates the new phenomenon of companies developing in China for the Chinese, alongside well-known global Chinese players such as Lenevo, Huawei and ZTE. This model is being replicated throughout the world’s emerging BRIC companies with examples such as Positivo and Digibras in Brasil.

A measure of the developing market and degree of differentiation enabled by the ARM business model is the fashion in which the market is segmenting to provide a broad range of screen sizes, software and price points to connect 6 billion people worldwide. This $1 trillion industry is driven by the collaborative ARM business model and has created innovative and diverse ecosystems across markets, from mobile to homes and automotive.

When: 4-7th June 2012

Where: Computex, Taiwan

Who: ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community®: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/armflix
•	ARM on Twitter:
o	http://twitter.com/ARMMultimedia
o	http://twitter.com/ARMMobile

o	http://twitter.com/ARMCommunity
o	http://twitter.com/ARMEmbedded
o	http://twitter.com/ARMSoC
o	http://twitter.com/KeilTools

ENDS

ARM is a registered trademark of ARM Limited. Mali is a trademark of ARM Limited All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

Contact Details:

Elsa Wen
ARM
+886 963047407
Elsa.Wen@arm.com

Andy Phillips
ARM
+44 (0) 1223 400930
andy.phillips@arm.com

Item 3

Announcement of Acquisition of Shares

ARM Holdings plc (the "Company") announces that on 29 May 2012 certain directors and PDMRs acquired shares in the Company through the automatic reinvestment of dividends on shares that previously vested under the Long Term Incentive Plan or the Deferred Annual Bonus Plan.

The total holdings of these directors and PDMRs after these additions are as follows:

Name	Role	Number of shares acquired*	Total number of shares now held+
Warren East	CEO	2,560	1,489,516
Mike Inglis	EVP Commercial Affairs	769	200,769
Mike Muller	CTO	2,938	1,541,832
Tim Score	CFO	3,195	852,348
Simon Segars	EVP & GM Processor and Physical IP Divisions	1,114	456,276
Patricia Alsop	PDMR	796	259,049
Lance Howarth	PDMR	143	35,143
Ian Drew	PDMR	572	142,623
Bill Parsons	PDMR	22	5,332
Philip David	PDMR	194	49,705
Thomas Cronk	PDMR	14	3,525
Dipesh Patel	PDMR	74	36,900
Peter Hutton	PDMR	48	11,795

*excludes fractions of shares acquired
+ excludes shares earned under the Deferred Annual Bonus Plan which have not yet vested

The price paid for the shares acquired through this automatic dividend reinvestment was 506.74 pence per share.

Item 4

New ARM Mali-450 MP Graphics Processor Provides Next-generation Graphics Performance for Smart-TV and Smartphone Applications

Features the latest OpenGL® ES 2.0 acceleration standard, doubling the performance of the market-leading Mali-400 MP GPU

What:     ARM has announced the launch of the ARM® Mali™-450 MP Graphics Processing Unit (GPU), doubling the performance of the successful family of Utgard architecture-based graphics products. This includes the Mali-400 MP GPU that can currently be found in a wide range of mainstream products, including smart-TVs, as well as Android™-based smartphones and tablets.

The Mali-450 MP GPU expands the range of performance points by supporting scalability of up to 8 cores, while also doubling vertex processing throughput. The Mali-400 MP GPU’s market-leading performance density has proved that it is possible to deliver both performance and power efficiency. The Mali-450 MP takes those capabilities to new levels and, with additional architectural optimization, is designed to maximize reuse of the available resources during the graphics operation. This minimizes the power and bandwidth requirements of the Mali-450 MP GPU.

Why:       The ARM Mali-400 MP GPU has become the most popular graphics solution for smart-TVs and the majority of Android-based tablets. Graphics requirements continue to expand, and with increasing screen resolutions, more devices are benefitting from the inclusion of a GPU. As this demand increases, so does the range of performance points which are required to address these markets.

The significant improvements of the Mali-450 MP GPU, in conjunction with software compatibility across Utgard architecture-based graphics products, enable current Mali GPU users to expand their range of graphics performance points. It also lowers the barrier of entry into the market as new entrants can benefit from the dynamic Mali ecosystem; wide API support; and high-quality, mature drivers already available for the Mali-400 MP GPU.

When:     14th June 2012

Where:    Globally

Who:        ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community®: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/armflix
•	ARM on Twitter:
o	http://twitter.com/ARMMultimedia
o	http://twitter.com/ARMMobile
o	http://twitter.com/ARMCommunity
o	http://twitter.com/ARMEmbedded
o	http://twitter.com/ARMSoC
o	http://twitter.com/KeilTools

ENDS

ARM is a registered trademark of ARM Limited. Cortex, Connected Community and MPCore are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

Contact Details:
Andy Phillips
+44 (0) 1223 400930
andy.phillips@arm.com